UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Medistem Laboratories, Inc.
                           ---------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0001
                         -------------------------------
                         (Title of Class of Securities)

                                   58501F 10 8
                                   -----------
                                 (CUSIP Number)

                                February 3, 2006
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                EXPLANATORY NOTE

      This Amendment No. 1 to Schedule 13G (this "Amendment") amends and restates in its entirety the Schedule 13G originally filed on September 12, 2007 (the "Original Schedule 13G") by and on behalf of Vision Opportunity Master Fund, Ltd., a Cayman Islands company, Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC), and Adam Benowitz (collectively, the "Filers").

      The  Filers  are filing  this  Amendment  to  indicate  that the  Original
Schedule 13G was filed in error and should be treated as if it were withdrawn. The Original Schedule 13G was not required to be filed because as of the event date thereof the Issuer did not have, and currently does not have, a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.

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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008

                           ADAM BENOWITZ
                           VISION CAPITAL ADVISORS, LLC
                           VISION OPPORTUNITY MASTER FUND, LTD.

                           By: /s/Adam Benowitz
                               -------------------------------------------------
                           Adam Benowitz, for himself, as Managing Member of the Investment Manager and as a Director of the Fund

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